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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F     X        Form 40-F
                                  -----                -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                         Yes                     No      X
                                  -----                -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                         Yes                     No      X
                                  -----                -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                     No      X
                                  -----                -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                              ENDESA: Relevant Fact


     NEW YORK--(BUSINESS WIRE)--Dec. 30, 2005--ENDESA (NYSE:ELE) has signed today an agreement with Deutsche Bank, S.A.E. to sell its remaining 5.01% stake in France Telecom Operadores de Telecomunicaciones (formerly Auna) to the German bank for Euro 377.9 million. This price derives from the minimum price guaranteed by France Telecom to ensure the liquidity of the shares and is subject to the normal closures for this type of transaction. Deutsche Bank, S.A.E. thereby becomes party to the agreement signed between selling shareholders of Auna and France Telecom on 8 November, although ENDESA retains the right over any increases in the share price that could result form their sale since 8 November 2008 pursuant to the liquidity mechanism envisaged in the agreement.
     Remaining Auna shareholders may exercise pre-emptive subscription rights at the same price and in the same terms.
     With this, ENDESA will have sold its entire stake in Auna, in line with an agreement by its Board of Directors on 19th April 2005 announced and begun in the year's second quarter. This forms part of the company's strategy of divesting non-core assets, underway for some time now.
     The total sale of the Auna stake has produced Euro 1.47 billion of pre-tax and Euro 1.29 billion after-tax capital gains for ENDESA, after subtracting expenses inherent in the transaction and updated for provisions against potential adjustments in the share price.

     This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of ENDESA filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of ENDESA filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


    CONTACT: ENDESA
             North America Investor Relations Office
             Alvaro Perez de Lema, 212-750-7200
             http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: December 30th, 2005    By: /s/ Alvaro Perez de Lema
                                 --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations